UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

March 2, 2006
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

February Sales Release

On March 2, 2006, Stage Stores, Inc. (the "Company") issued a news release announcing the Company's February 2006 sales results. A copy of the news release is attached to this Form 8-K as Exhibit 99.1.

Board Declares Quarterly Dividend

On March 3, 2006, the Company announced that its Board of Directors declared a quarterly cash dividend of 2.5 cents per share on the Company's common stock, payable on March 29, 2006 to shareholders of record at the close of business on March 14, 2006. A copy of the news release is attached to this Form 8-K as Exhibit 99.2.

Item 9.01.   Financial Statements and Exhibits.

(c) Exhibits.

99.1   News release issued by Stage Stores, Inc. on March 2, 2006 announcing the Company's February 2006 sales results.

99.2   News release issued by Stage Stores, Inc. on March 3, 2006 announcing its Board of Directors declaration of a quarterly cash dividend.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

March 6, 2006   /s/ Michael E. McCreery
   (Date)   Michael E. McCreery
                                                             Executive Vice President and
                                                             Chief Financial Officer